UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1) *

                           AvTel Communications, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   054529 20 1
                                 (CUSIP Number)

                             Thomas N. Harding, Esq.
                            SEED, MACKALL & COLE LLP
                         1332 Anacapa Street, Suite 200
                             Santa Barbara, CA 93101
                                 (805) 963-0669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 4, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 054529 20 1

1) Name of Reporting Person I. R. S. Identification Nos. of Above Person (Entities only): James P. Pisani

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)

     (b)

3)   SEC Use Only:

4)   Source of Funds (See Instructions): PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization: United States of America


Number of Shares                7)   Sole Voting Power: 772,188
Beneficially Owned              8)   Shared Voting Power: 0
by   Each Reporting             9)   Sole Dispositive Power: 772,188
Person With                    10)  Shared Dispositive Power: 0


11)  Aggregate Amount Beneficially Owned by Reporting Person: 772,188

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)  Percent of Class Represented by Amount in Row (11): 7.5%

14)  Type of Reporting Person (See Instructions): IN


                                  SCHEDULE 13D
                                 JAMES P. PISANI

1.   Security and Issuer.

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") of AvTel Communications, Inc., a Delaware corporation ("AvTel"). The principal executive offices of AvTel are located at 501 Bath Street, Santa Barbara, California 93101.

2.   Identity and Background.

     1.   Name: James P. Pisani
     2.   Business Address: 501 Bath Street, Santa Barbara, CA 93101
     3. Principal Occupation and Address: President, Chief Operating Officer and Secretary AvTel Communications, Inc. 501 Bath Street Santa Barbara, CA 93101
     4.   Criminal Proceedings: None
     5.   Civil/Administrative Proceedings: None
     6.   Citizenship: United States of America

3.   Source and Amount of Funds or Other Consideration.

     Prior to the transaction covered by this Amendment, Mr. Pisani owned 522,188 shares of Common Stock of AvTel, including 15,625 shares which Mr. Pisani had the right to acquire within 60 days pursuant to outstanding employee stock options. On January 4, 1999, Mr. Pisani purchased 250,000 shares of AvTel Common Stock from Ronald L. Jensen in a private transaction for a total purchase price of $562,500. He acquired his shares through the use of personal funds. Mr. Pisani borrowed the funds used to purchase such shares from Mr. Jensen, and executed five separate full recourse promissory notes of $112,500 each in favor of Mr. Jensen. Each promissory note is secured by other shares in AvTel already owned by Mr. Pisani. Mr. Pisani's acquisition brought his total holdings of AvTel Common Stock to 772,188 shares, including shares he has a right to acquire within 60 days.

4.   Purpose of Transaction.

     Mr. Pisani acquired the 250,000 shares from Mr. Jensen for investment purposes.

     7.   None.
     8.   None.
     9.   None.
     10.  None.
     11.  None.
     12.  None.
     13.  None.
     14.  None.
     15.  None.
     16.  None.

5.   Interest in Securities of the Issuer.

     17. Mr. Pisani beneficially owns 772,188 shares of the Common Stock (7.5% of all of the outstanding shares of the Common Stock). This includes 15,625 shares which Mr. Pisani has the right to acquire within 60 days pursuant to outstanding employee stock options.
     18. Mr. Pisani has the sole power to vote and the sole power to direct the disposition of the shares of the Common Stock referred to in Item 5a.
     19.  None, other than the purchase  described in this Amendment.
     20.  None.
     21.  Not Applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As noted above, Mr. Pisani borrowed from Mr. Jensen the entire purchase price of $562,500 with respect to the purchase of 250,000 shares of AvTel Common Stock on January 4, 1999. These borrowings are evidenced by five identical full recourse promissory notes in favor of Mr. Jensen. Each such promissory note is secured by a pledge of 50,000 shares of AvTel Common Stock already held by Mr. Pisani. The forms of the promissory notes and stock pledge agreements are attached to this Amendment as Exhibits. Each note bears interest at the rate of six percent (6%) per annum with interest payable quarterly in arrears. All of the principal amount of each note is due and payable on December 31, 2003. Each such note may be prepaid by Mr. Pisani without penalty or premium in advance of the maturity date. Each stock pledge agreement permits Mr. Pisani to vote these shares of common stock pledged and to receive dividends upon such shares, unless and until an event of default occurs under such stock pledge agreement or the related promissory note. Each note and stock pledge agreement contains standard default and similar provisions.

     The shares sold to Mr. Pisani by Mr. Jensen are subject to a Registration Rights and Lockup Agreement dated December 1, 1997, between AvTel and Matrix Telecom, Inc. on behalf of its shareholders, including Mr. Jensen (the "Registration Rights and Lockup Agreement"). The Registration Rights and Lockup Agreement provides that, without the prior written consent of AvTel, the holder of such shares will not offer, pledge, sell, contract to sell, grant any options for the sale of or otherwise dispose of, directly or indirectly, any of such shares. Mr. Pisani received such shares from Mr. Jensen subject to such restrictions set forth in the Registration Rights and Lockup Agreement. The Registration Rights and Lockup Agreement also accords certain shelf registration rights to such shares after the end of the restriction period.


7.   Material to be Filed as Exhibits.

     A. Promissory Note of James P. Pisani dated January 4, 1999 in favor of Ronald L. Jensen in the principal amount of $50,000. Four other promissory notes, identical in form and substance to this promissory note, have not been attached.
     B. Form of Stock Pledge Agreement dated January 4, 1999, between James P. Pisani and Ronald L. Jensen. Four other stock pledge agreements, identical in form and substance to this stock pledge agreement, have not been attached.
     C. Registration Rights and Lockup Agreement dated December 1, 1997, between AvTel Communications, Inc. and Matrix Telecom, Inc., on behalf of its shareholders (including Ronald L. Jensen). (Incorporated by reference to Exhibit 4 to AvTel's Current Report on Form 8-K dated December 1, 1997.)



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 1, 1999.                       /s/  JAMES P. PISANI
                                                     James P. Pisani

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

                                   EXHIBIT 7A



                                 PROMISSORY NOTE

$ 112,500.00                                                     January 4, 1999


FOR VALUE RECEIVED, the undersigned, James P. Pisani, an individual ("Payor"), promises to pay to the order of Ronald L. Jensen, an individual ("Payee"), on December 31, 2003, or, earlier if accelerated as provided below, (the earlier of such dates, the "Maturity Date"), the principal sum of $ 112,500.00 and any accrued interest on this Note.

This Note evidences an obligation in connection with a loan made by Payee to Payor. The obligation under this Note shall be secured by the pledge of 50,000 share of common stock of AvTel Communications, Inc., a Delaware corporation (the "Collateral"), pursuant to a security agreement (the "Security Agreement") of even date herewith between Payor, as Borrower, and Payee, as Lender.

The unpaid principal amount of this Note from time to time outstanding shall bear interest at 6% per annum (based upon a 365/366-day year). The loan shall be repaid on the Maturity Date. During the term of the note, interest only shall be payable quarterly in arrears commencing March 31, 1999 and continuing each June 30, September 30, December 31 and March 31 thereafter until paid in full. The first payment due March 31, 1999 shall consist of interest from the date hereof. After maturity (whether by acceleration or otherwise), accrued interest and the unpaid principal amount of this Note outstanding shall be payable on demand.

This Note and the obligations set forth herein shall be with full personal recourse to all of the assets of Payor and shall not be limited to the Collateral pledged under the Security Agreement.

The Maturity Date may be extended for such period as the parties may mutually agree in writing.

Payor may voluntarily prepay all or any portion of the unpaid principal amount of this Note from time to time outstanding without premium or penalty.

All payments of principal and interest on this Note shall be payable in lawful currency of the United States of America at 4001 McEwen Drive, Suite 200, Dallas, Texas 75244 or such other place as Payee shall designate to Payor in writing, in cash or by check. If payment hereunder falls due on a day which is either a Saturday, Sunday or any other day on which banks in Dallas, Texas are not generally open for business to the public (i.e., not a "Business Day"), then such due date shall be extended to the immediately succeeding Business Day.

Payor agrees that if any of the following events of default (each an "Event of Default") shall occur and be continuing:

     (i) failure to make a payment of principal or interest on this Note within 10 days after the date on which the Payee gives Payor written notice of a failure to make a payment when due of such principal or interest on this Note;

     (ii) default in the performance or observance of any other material agreements of Payor contained herein or in the Security Agreement and a failure to cure such default within 30 days after Payee gives Payor written notice of such default, or

     (iii) the institution of any bankruptcy, insolvency, receivership or similar proceeding relating to Payor or his assets;

then Payee may declare by written notice to Payor that this Note and all unpaid principal of and interest on this Note and all accrued costs, expenses and other amounts payable under this Note are immediately due and payable, effective upon Payor's receipt of such notice.

All notices hereunder shall be in writing (including, without limitation, confirmed facsimile transmission) and shall be sent to Payor or Payee, as appropriate, at such party's address shown on the signature page of the Security Agreement, or at such other address as such party may, by written notice received by the other party hereto, have designated as its address for such purpose. Notices sent by facsimile transmission shall be deemed to have been given when confirmed as sent; notices sent by mail shall be deemed to have been given five days after the date mailed by registered or certified mail, postage prepaid; and notices sent by hand delivery or courier service shall be deemed to have been given when received.

This Note has been made and delivered at Dallas, Texas and shall be construed in accordance with and governed by the internal laws of the State of Texas without regard to its choice of law rules. Wherever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the least extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

IN WITNESS WHEREOF, Payor has caused this Note to be executed as of the day and year first above written.



                                                       /s/ JAMES P. PISANI
                                            Print Name:    James P. Pisani

                                   EXHIBIT 7B

                               SECURITY AGREEMENT

This SECURITY AGREEMENT, dated as of January 4, 1998, between James P. Pisani, an individual (herein called the "Borrower"), and Ronald L. Jensen, an individual (herein called the "Lender"), is entered into in connection with a loan made by Lender to Borrower, which loan is evidenced by a promissory note, dated of even date herewith, made by Borrower as Payor and payable to Lender as Payee in the Principal amount of $ 112,500 (the "Note").

                                                         W I T N E S S E T H:

WHEREAS, Borrower is purchasing from Lender 50,000 shares of common stock of AvTel Communications, Inc., a Delaware Corporation (the "Purchased Shares");

WHEREAS, Borrower is receiving a loan from Lender, evidenced by the Note, for the purpose of purchasing the Purchased Shares; and

WHEREAS, the Borrower desires to execute and deliver this Agreement in order to grant and confirm the security interest of Lender in those shares of common stock currently owned by Borrower identified on Schedule 1 which is attached hereto and made a part hereof (the "Pledged Shares") and other Collateral (as defined below);

NOW, THEREFORE, in consideration of the premises and for other consideration, the sufficiency of which is hereby acknowledged, Borrower agrees with Lender that:

SECTION 1 Pledge and Security Interest. To secure the due and punctual payment of the Obligations (as hereinafter defined), Borrower hereby pledges, hypothecates, assigns, transfers, sets over and delivers unto Lender, and hereby grants to the Lender a security interest in, the following:

     (i) the Pledged Shares and the certificates representing the Pledged Shares, and all cash, securities, dividends, rights and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares; and

     (ii) all other property hereafter delivered to the Lender in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such property and all cash, securities, interest, dividends, rights and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all thereof;

(all such Pledged Shares, additional shares, certificates, notes, instruments, cash, securities, interest, dividends, rights and other property being herein collectively called the "Collateral");

TO HAVE AND TO HOLD the Collateral, together with all rights, titles, interests, privileges and preferences appertaining or incidental thereto, unto Lender, his successors and assigns, forever, subject, however, to the terms, covenants and conditions hereafter set forth.

SECTION 2         Warranties, Delivery of Collateral and Further Assurances.

     (a) Borrower warrants to Lender that Borrower is, or at the time of any future delivery, pledge, assignment or transfer will be, the lawful owner of the Collateral, free of all claims and liens other than the security interest hereunder, with full right to deliver, pledge, assign and transfer the Collateral to Lender as Collateral hereunder.

     (b) Simultaneously with the execution and delivery of this Agreement, Borrower will deliver to Lender the Pledged Shares and other Collateral and all certificates, instruments and other documents evidencing or representing the Pledged Shares and other Collateral.

     (c) Immediately upon receipt of any Collateral, Borrower will deliver to Lender all such Collateral and all certificates, instruments and other documents evidencing or representing such Collateral.

     (d) Borrower will perform all additional acts and execute all other documents reasonably requested by Lender at any time to further evidence, perfect, maintain and enforce Lender's security interest in the Collateral.

     (e) Borrower agrees not to sell, assign, exchange, pledge or otherwise transfer or encumber any of its right in and to any of the Collateral.

SECTION 3 Care of Collateral. Lender shall be deemed to have exercised reasonable care with respect to the interest of Borrower in the custody and preservation of the Collateral if it takes such action for that purpose as Borrower shall reasonably request in writing. Failure of Lender to comply with any such reasonable request shall be deemed a failure to exercise reasonable care, and failure of Lender to preserve or protect any rights with respect to the Collateral against prior parties, or to do any act with respect to preservation of the Collateral reasonably requested by Borrower, shall be deemed a failure to exercise reasonable care in the custody or preservation of the Collateral.

SECTION 4         Certain Rights Regarding Collateral.

     (a) Lender may from time to time, whether before or after any of the Obligations shall become due and payable, with prior written notice to Borrower, take all or any of the following actions: (i) notify the parties obligated on any of the Collateral to make payment to Lender of any amounts due or to become due thereunder, (ii) enforce collection of any of the Collateral by suit or otherwise, and surrender, release or exchange all or any part thereof, or compromise or extend or renew for any period (whether or not longer than the original period) any obligations of any nature of any party with respect thereto, and (iii) take control of any proceeds of the Collateral.

     (b) Lender, furthermore, from time to time, whether before or after any of the Obligations shall become due and payable, with prior written notice to Borrower, may take all or any of the following actions: (i) extend or renew for any period (whether or not longer than the original period) or exchange any of the Obligations or release or compromise any obligation of any nature of any party with respect thereto, (ii) surrender, release or exchange all or any part of any property, in addition to the Collateral, securing any of the Obligations, or compromise or extend or renew for any period (whether or not longer than the original period) any obligations of any nature of any party with respect to any such property, and (iii) resort to the Collateral for payment of any of the Obligations whether or not it shall have resorted to any other property securing the Obligations or shall have proceeded against any party primarily or secondarily liable on any of the Obligations.

SECTION 5         Dividends, Etc.

     (a) So long as no Default (as hereinafter defined), or an event which with the giving of notice or the lapse of time or both would constitute a Default, shall have occurred and be continuing, Borrower shall be entitled to receive any and all cash distributions, whether ordinary income, capital gain or return of capital, on the Pledged Shares, which he is otherwise entitled to receive; provided, however, that any and all stock and/or liquidating dividends and distributions made on or in respect of the Pledged Shares, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of any issuer thereof or received in exchange for the Pledged Shares or any part thereof or as a result of any merger, consolidation, acquisition or other exchange of assets to which any issuer may be a party or otherwise, and any and all cash and other property received in exchange for any Collateral shall be and become part of the Collateral pledged hereunder and, if received by Borrower, shall forthwith be delivered to Lender or its designated nominee (accompanied, if appropriate, by proper instruments of assignment and/or stock power executed by Borrower in accordance with Lender's instructions) to be held subject to the terms of this Agreement.

     (b) Upon the occurrence and during the continuance of a Default, or any event which with the giving of notice or lapse of time or both would constitute a Default, all rights of Borrower pursuant to Section 5(a) shall cease and Lender shall have the sole and exclusive right and authority to receive and apply to payment of the Obligations the dividends which Borrower otherwise would be authorized to retain pursuant to Section 5(a) hereof.

SECTION 6         Default.

     (a) The occurrence of any of the following shall constitute a default (a "Default") hereunder: nonpayment, when due, whether by acceleration or otherwise but after the expiration of all applicable notice and cure periods, of any amount payable on any of the Obligations; an "Event of Default" (as defined in the Note) has occurred and is continuing; any representation of Borrower contained herein or given pursuant hereto shall be untrue in any material respect; or Borrower shall default in any material agreement contained herein. Upon a Default, (i) Lender may exercise from time to time any rights and remedies available to it under the Uniform Commercial Code as in effect from time to time in Texas or otherwise available to it, and (ii) Lender may, with prior written notice, appropriate and apply toward the payment of such of the Obligations, and in such order or application, as Lender may from time to time elect, any balances, credits, deposits, accounts or moneys of Borrower. If any additional notification of intended disposition of any of the Collateral is required by law, then such notification, if mailed, shall be deemed reasonably and properly given if mailed at least five days before such disposition, postage prepaid, addressed to Borrower, either at the address shown on the signature page hereof, or at such other address as Borrower may, by written notice received by Lender, have designated as its address for notices. Any proceeds of any disposition of Collateral may be applied by Lender toward the payment of such of the Obligations and in such order of application, as Lender may from time to time elect. No delay on the part of Lender in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by Lender of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy. No action of Lender permitted hereunder shall impair or affect the rights of Lender in and to the Collateral.

     (b) Borrower agrees that in any sale of any of the Collateral whenever a Default hereunder shall have occurred and be continuing, Lender is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable law, or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official, and Borrower further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall Lender be liable nor accountable to Borrower for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction.

SECTION 7 Application of Proceeds of Sale or Cash Held as Collateral. The proceeds of sale of Collateral sold pursuant to Section 6 hereof and/or, after Default, any cash held as Collateral hereunder, shall be applied by Lender as follows:

     FIRST: to the payment of any amounts due under the Note or under this Agreement other than interest or principal, next to payment of interest accrued and unpaid on the Note to and including the date of such application and then to the payment or prepayment of principal of the Note; and

     SECOND: the balance, if any, of such proceeds shall be paid to Borrower, his heirs, successors and assigns, or as a court of competent jurisdiction may direct.

SECTION 8 Authority of Lender. Lender shall have and be entitled to exercise all such powers hereunder as are specifically delegated to Lender by the terms hereof, together with such powers as are incidental thereto. Lender may execute any of its duties hereunder by or through agents or employees and shall be entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its duties hereunder. Lender shall not be liable for any action taken or omitted to be taken by him hereunder or in connection herewith, except for his own gross negligence or misconduct.

SECTION 9 Termination. This Agreement shall terminate when all Obligations of Borrower hereunder have been fully paid and performed, at which time Lender shall reassign and redeliver (or cause to be reassigned and redelivered) to Borrower, or to such person or persons as Borrower shall designate, against receipt, the Collateral, together with appropriate instruments of reassignment and release. Any such reassignment shall be without recourse upon or warranty by Lender.

SECTION 10 Notices. All notices hereunder shall be in writing (including, without limitation, confirmed facsimile transmission) and shall be sent to Borrower or Lender, as appropriate, at such party's address shown on the signature page hereof, or at such other address as such party may, by written notice received by the other party hereto, have designated as its address for such purpose. Notices sent by facsimile transmission shall be deemed to have been given when confirmed as sent; notices sent by mail shall be deemed to have been given five days after the date mailed by registered or certified mail, postage prepaid; and notices sent by hand delivery or courier service shall be deemed to have been given when received.

SECTION 11 Complete Agreement. This Agreement and the Note contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, related to the subject matter hereof.

SECTION 12 Binding Agreement; Assignment. This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and the assigns.

SECTION 13 Miscellaneous. Neither this Agreement nor any provision hereof may be amended, modified, waived, discharged or terminated orally nor may any of the Collateral be released or the security interest created hereby extended, except by an instrument in writing duly signed by or on behalf of the parties hereto. The Section headings used herein are for convenience of reference only and shall not define or limit the provisions of this Agreement.

SECTION 14 Governing Law; Interpretation. This Agreement has been made and delivered at Dallas, Texas and shall be construed in accordance with and governed by the laws of the State of Texas without regard to its choice of law rules. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the least extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWER:             James P. Pisani
                        (Print Name)

Address:              501 Bath Street                    /s/ JAMES P. PISANI
                      Santa Barbara, CA 93101            (Borrower's Signature)



LENDER:               Ronald L. Jensen

Address:              c/o UICI
                      4001 McEwen Drive
                      Suite 200
                      Dallas, Tx. 75244                  RONALD L. JENSEN
                                                         (Lender's Signature)

                                  Schedule 1 to

                               Security Agreement


The Pledged Shares shall consist of the following:

Name of Issuer                                   Certificate ## of Shares

AvTel Communications, Inc.         AVT 3522                      50,000